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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. 16)

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                            Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                     Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                (214) 953-4500
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000

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     This Amendment No. 16 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 7.   Certain Negotiations and Transactions by the Subject Company.

     Item 7, paragraph (a - b) is hereby supplemented and amended by adding the following paragraph:

          On May 20, 1999, the Company issued a press release (the "May 20 Press Release"). The May 20 Press Release is attached hereto as Exhibit 26 and is incorporated by reference herein in its entirety.

     Item 7, paragraph (a - b) is hereby further supplemented and amended by adding the following paragraph:

          On May 20, 1999, the Company entered into an agreement to negotiate exclusively, subject to certain limited exceptions, until June 4, 1999 with a third party with respect to a possible transaction that could involve a merger of the Company. No assurances can be given that a definitive agreement will be entered into with respect to the transaction and the Company does not expect to make any further announcements with respect thereto unless and until a definitive agreement is executed.

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby supplemented and amended by adding the following:

     Exhibit 26  --  Text of Press Release, dated May 20, 1999.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                         By:       /s/ Jeanette H. Quay
                            ---------------------------------------------------
                         Name:   Jeanette H. Quay
                         Title:  Vice President, General Counsel and
                                 Secretary

Dated: May 20, 1999
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                                  Exhibit List


     Exhibit 26  --  Text of Press Release, dated May 20, 1999.